PMU News Release #03-16 TSE, AMEX Symbol PMU December 18, 2003

PACIFIC RIM ACQUIRES TWO NEW PROJECTS IN NEVADA

Pacific Rim Mining Corp.’s ongoing project generation campaign has resulted in the acquisition of two new early-stage gold projects in Nevada.

The Aurora project consists of 81 claims in the historic Aurora District, Nevada, bordering Metallic Ventures’ Esmerelda Project. Aurora is being acquired under an Option to Purchase Agreement. Under the terms of this agreement, Pacific Rim can earn a 100% interest in the Aurora project by making staged payments of US$ 25,000 upon signing (paid), $35,000 on the first anniversary, $40,000 on the second anniversary, $60,000 on the third anniversary and $75,000 on the fourth and subsequent anniversaries, to a total of US$ 850,000. A 3% NSR was granted to the owners, 2% of which can be bought out for US$2 million.

The Aurora District has reserves and historic production of 1.8 million ounces of gold in high-grade bonanza veins and is located along the prolific Walker Lane gold belt. Plans are to map and sample the project in anticipation of a reverse circulation (RC) drilling program.

Pacific Rim has also staked the Sure Fire project located along the Northern Nevada rift in Crescent Valley, Nevada. The Sure Fire project consists of 191 claims staked along the rift structures that control the Fire Creek Mine and the Mule Canyon Mine. The Sure Fire project is 100% owned by Pacific Rim.

The purpose of Pacific Rim’s ongoing project generation campaign is to search for high-quality projects that have the potential to meet the Company’s objective of becoming a highly profitable intermediate-level gold producer. The Company focuses on gold projects that: are located in the Americas; have low-cost potential; occur in geological environments where the exploration team has a competitive technical advantage; have the potential to contain sizeable deposits; and where the Company can obtain sole ownership. These criteria are fulfilled by the Aurora and Sure Fire projects.

“Pacific Rim’s new project acquisitions are in historic gold districts that contain high-grade bonanza gold deposits,” says Tom Shrake, CEO. “We look forward to commencing our exploration of the Aurora and Sure Fire projects, which are compelling, early stage additions to our project portfolio.”

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its El Dorado and La Calera gold

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projects in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the eventual fulfillment of the terms of the Aurora option agreement; results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statement. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com